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September 18, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE:  RiverSource Life Insurance Company ("Company")
        on behalf of RiverSource Variable Annuity Account ("Registrant") Post-Effective Amendment No. 8 on Form N-4 ("Amendment No. 8")
     File Nos. 333-139763 and 811-07195
        RiverSource(R) Innovations Select Variable Annuity

Dear Commissioners:

On behalf of Registrant, Company is filing Post-Effective Amendment No. 8 ("Amendment No. 8") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). This Amendment No. 8 describes an enhanced version of the contract for RiverSource Innovations Select Variable Annuity. Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because the new prospectus and Statement of Additional Information included in this Amendment No. 8 are substantially similar to Registrant's Post-Effective Amendment No. 6 to Registration Statement No. 333-139763 filed on or about April 24, 2009. Amendment No. 8 has been marked to show all changes. Registrant does not believe any problem areas exist that would warrant particular attention.

In this Amendment No. 8, the primary enhancements to the contract include:

     -    Different mortality and expense risk fees;

     -    Additional 10-years surrender charge schedule is available;

     -    Different purchase payment limits/rules;

     - Changes to existing death benefits including different fees and additional contract value death benefit (available for certain covered life changes);

     - New Single and Joint Guaranteed Lifetime Withdrawal living benefit rider - SecureSource Stages rider;

     -    Other non material changes.

Registrant intends this supplement filing to serve as a Template Filing for the following product filings which are all filed under Form N-4:

PRODUCT NAME                              1933 ACT #   1940 ACT #         REGISTRANT NAME           LIFE INSURANCE COMPANY NAME
---------------------------------------   ----------   ----------   --------------------------   ----------------------------------
RiverSource FlexChoice Select Variable    333-139763    811-7195    RiverSource Variable         RiverSource Life Insurance Company
Annuity                                                             Annuity Account

RiverSource Signature One Select          333-139762    811-7195    RiverSource Variable         RiverSource Life Insurance Company
Variable Annuity                                                    Annuity Account

RiverSource Signature Select Variable     333-139760    811-7195    RiverSource Variable         RiverSource Life Insurance Company
Annuity                                                             Annuity Account

Wells Fargo Advantage Builder Select      333-139762    811-7195    RiverSource Variable         RiverSource Life Insurance Company
Variable Annuity                                                    Annuity Account

RiverSource FlexChoice Select Variable    333-144422    811-07511   RiverSource of New York      RiverSource Life Insurance Co. of
Annuity                                                             Variable Annuity Account 2   New York

RiverSource Innovations Select Variable   333-139764    811-07511   RiverSource of New York      RiverSource Life Insurance Co. of
Annuity NY                                                          Variable Annuity Account 2   New York

Registrant will submit a request in accordance with Rule 485(b)(1)(vii) under 1933 Act, under separate cover.

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If there is anything I can do to expedite review of the enclosed Amendment No. 8 or if you have any questions regarding this filing, please contact me at (612) 671-2237 or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Rodney J. Vessels
-------------------------------------
Rodney J. Vessels
Assistant General Counsel and
Assistant Secretary